Exhibit 23.3

7550 IH 10 West, Suite 400 San Antonio, Texas 78229-5825 Tel. 210.348.1000 Fax 210.348.1003 www.frost.com

MARCH 6, 2015

MINDBODY, INC.

4051 Broad Street, Suite 220

San Luis Obispo, California 93401

Dear Sirs:

We, Frost & Sullivan of 331 East Evelyn Avenue, Suite 100, Mountain View, California, 94041, hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on Form S-1, and any amendments thereto (the “Registration Statement”) of MINDBODY, Inc. and any related prospectuses of (i) our name and all references thereto, (ii) all references to our preparation of the report titled “Analysis of the Global Wellness Business Management Solutions Market” (the “Industry Report”), and (iii) the statements set out in the Schedule hereto. We also hereby consent to the filing of this letter as an exhibit to the Registration Statement.

We further consent to the reference to our firm, under the caption “Market and Industry Data” in the Registration Statement, as acting in the capacity of an expert in relation to the preparation of the Industry Report and the matters discussed therein.

Yours faithfully,

Name: Greg Stratis

Designation: Chief Financial Officer

For and on behalf of Frost & Sullivan

SCHEDULE

1)	According to a report that we commissioned from Frost and Sullivan, our addressable market is approximately 4.2 million wellness businesses worldwide. Based on their analysis, Frost and Sullivan estimates a $9.5 billion market for business management software solutions targeted at wellness businesses in 2015 and expects this market to grow to $15.3 billion in 2018, which implies a 17.1% compound annual growth rate.

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